FORM C-AR

Annual Company Report 2022
Lake Noire Legacy Holdings, LLC

227.202 Ongoing Reporting Requirements

A company that has sold securities in a Regulation Crowdfunding offering is required to provide an annual report no later than 120 days after the end of its fiscal year. This report must be filed with the SEC, on EDGAR, using Form C-AR; and also posted on the issuer's website.

This annual report must include:

1) Financial statements for the fiscal year just ended, certified to be true and correct by the principal officer (*e.g.*, CEO). But if the company has financial statements that have been either reviewed or audited by an independent CPA – for example, because a bank or other creditor required them for a loan – then the company must provide those instead. In that case, the certification by the principal officer isn't required.

2) Updated versions of all the disclosures that were required by 227.201, paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s) and (x) on the original Form C.

A company may (but is not required to) stop preparing and filing annual reports when:

1) The company is required to file reports under Exchange Act Sections 13(a) or 15(d) (because it became a publicly-reporting company); or
2) The company has filed at least one annual report and has fewer than 300 holders of record of its securities; or
3) The company has filed at least three annual reports and has total assets that do not exceed $10 million; or
4) The company or another party purchases or repurchases all of the securities issued pursuant to Regulation Crowdfunding, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) The company liquidates or dissolves in accordance with state law.

A company that becomes eligible to stop preparing and filing annual reports and wishes to do so must file Form C-TR within five days of becoming eligible. In other words, if your company becomes eligible as soon as you file this report, then file the Form C-TR within five days of filing this report.

§227.201(a) – Basic Information About the Company

Name of Company	Lake Noire Legacy Holdings, LLC
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	12/7/2021
Kind of Entity (Check One)	______ Corporation __X__ Limited liability company ______ Limited Partnership
Street Address	1702 Martin Luther King Jr. Blvd Dallas, Texas 75215
Website Address	www.lakenoire.com

§227.201(b) – Directors and Officers of the Company

Company Instructions

This question asks for information about each person who is an officer or director of the company is. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your company is a limited liability company, include any individual who is a manager.
- If your company is a general partnership, include any individual who is a general partner.
- Include information as of the end of the fiscal year.

Person #1

Name	Scottie Smith, II	
All positions with the Company and How Long for Each Position	**Position:** Managing member of the Manager, Oakwood Legacy Holdings, LLC	**How Long:** Since inception
Business Experience During Last Three Years (Brief Description)	15 years of real estate brokerage, investment, & development experience. Over the past 3 years, Mr. Scottie has developed and sold roughly $45M in real estate and affordable housing.	

Principal Occupation During Last Three Years	Real Estate Developer	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Shekinah Legacy Holdings	**Business:** Real Estate

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

-

Name	Scottie Smith, II - 100%

§227.201(d) – The Company's Business and Business Plan

Company Instructions

Attach the original business plan filed with Form C, or the Campaign Page, updated to reflect important developments.

About the Vision

We're building a retreat right outside Dallas, with 20 tiny luxury cabins on a wooded 15-acre site with a lake.

The Retreat at Lake Noire ("the Project") located in Oakwood, Texas has been designed as luxury modern accommodations with cabins nestled along the banks of a private man-made lake called "Lake Noire." The retreat will be the perfect getaway from the busyness of life while offering recreational activities on the lake and throughout the private/gated community. Sustainable features including community solar and groundwater wells are planned to serve each cabin as well.

The City of Oakwood, Texas is a serene town just an hour and twenty minutes south of Downtown Dallas.[1] This small town offers the perfect location for a getaway retreat with its rolling hills and scenic greenery.

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[1] https://goo.gl/maps/DLvmFi2UGCDDqSNU6

Though far from city life, Oakwood still offers the conveniences necessary for a comfortable stay. This includes convenience stores, grocery stores, local restaurants, and taverns.

The 20 luxury tiny cabins come in two floor plans, each designed with luxury, comfort, and functionality in mind, and each including a small bathroom, a kitchenette, sleeping areas and a porch. Additionally, using a combination of energy efficient features, including solar power, spray foam insulation (R37-40), radiant roof barriers, energy efficient windows and 2 x 6 exterior framing envelope, we plan to reduce the average utility cost of short-term rentals by roughly 75%. Each unit will be rented at an average nightly rate of $160 per night. This will allow complete affordability for travelers who are looking to escape city life and plug in to nature.

Fire pits are planned for the cabins, each of which will be fully equipped with hot water heaters, HVAC systems, pots, pans and linens. Community-wide amenities will include boating, kayaking, and fishing on the existing three-acre lake (Lake Noire), private walking trails and a community recreational center for guests to enjoy.

About the Project:

The project site, located at 1548 US Highway 84 Oakwood, Texas, is a heavily treed 14.88-acre site in a primarily rural area, right off the main highway of the City.[2] There are four existing structures, one of which has been retained as a visitor's center. No zoning or public hearings were necessary for the development to proceed.

The Company is building two cabin types, one-story frame structures on concrete slab foundations, with a variety of materials in elevation and pitched metal roofs.

The Noire, a 395 square feet farmhouse style cabin, has an open concept plan with windows that allow residents to enjoy the great outdoors from the cabin's interior. A loft space provides a comfortable sleeping area for up to two guests.

The Luxe, a 400 square feet modern A-Frame style cabin, offers a private bedroom plus an open loft space to sleep up to four guests. The private porch area offers additional space to enjoy the outdoors.

Originally, we estimated that each cabin would cost approximately $47,000 to build. Actual costs are around $ 51,000.

Nightly rental rates have been set based on a market analysis which compared similar developments around Texas and are expected to average $155 per night for the Noire and $175 per night for the Luxe. Rates will fluctuate with the seasons. The table below provides the rates of our three top competitors.

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[2] https://goo.gl/maps/4m92PTXZeBoTExrv6

Location	Avg Weekday Nightly Rate	Avg Weekend Nightly Rate	Average Nightly Rate
Getaway House [3]	$139/night	$224/night	$181.50/night
Glamping Hub [4]	$173/night	$197/night	$185/night
Tiny Home Vacations [5]	$59/night	$129/night	$94/night

The property was purchased in the fall of 2021 by Lake Noire Legacy Holdings, LLC (the "Company") and is being developed and managed by the Company. Total construction and development costs in planning were expected to be around $2.04 million, with construction beginning in the first quarter of 2022 and beginning of Q3 2023 in the second quarter of 2023.

Since the property was purchased, we have made the following progress:

- Full Excavation of the Property
- Digging and Creation of the Lake
- Cutting in of the Roads
- Foundation Pads set for 20 cabins
- Full Framing of 2 cabins
- Full Renovation of Hospitality House
- Demolition of 3 original Structures
- Design and Submittal of TxDot Plans
- Design, Submittal and Approval of Septic System
- Design, Submittal and Approval of Electric System
- Design and Approval of Plumbing System
- Installation of Road Base

The project team has been updated to include:

Developer   Scottie Smith/Oakwood Legacy Holdings, LLC [6]
Construction management   Ryan Walker - R&M Outdoor Services
Architect   RW Studio Design [7]
General Contractor   R&M Outdoor Services

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[3] https://getaway.house/dallas
[4] https://glampinghub.com/unitedstatesofamerica/south/texas/pottsboro/texas-tiny-house-rental-getaway-from-dallas/?dates=%20-%20&adults=2&children=0&infants=0
[5] https://tinyhomevacations.com/resort_page/
[6] https://www.scottiesmith.co/
[7] http://www.RW.studio

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Title Company	Community National Title
Solar Partner	Sunrun Solar Group [8]

About the Finances

Total acquisition and development costs of approximately $2.04 million were planned to be financed with debt, sponsor equity and equity raised through this offering. Of the $1,295,000 in equity needed, the developer planned to contribute $205,000 in land and defer a portion of the developer fee. $250,000 was needed in pre-development costs.

As of December 31, 2022, total acquisition and development costs were expected to be $2,293,693. $205,000 was financed through sponsor equity, and $356,000 by Small Change investors. Developer received a letter of commitment from Stone Bank to lend $1,682,500 using an SBA 7a loan. At the time of this report, construction loan closing had not taken place yet. The targeted close date is April 2023.

The financing assumptions to purchase and develop the project, updated through December 31, 2022, are as follows:

Projects costs	As planned	As projected Dec 31, 2022
Land + infrastructure	$318,800	318,800
Direct construction costs	$920,751	1,111,042
Indirect construction costs	$56,129	56,129
Furnishings/equipment	$43,200	43,200
Marketing	$50,000	50,000
Reserves	$506,077	506,077
Developer fee	$83,516	100,092
General contingency	$25,000	25,000
Fees + other	$35,022	83,353
Total project costs	**$2,038,495**	**$2,293,693**

[8] https://www.sunrun.com/

Sources		
Bank loan	$743,500	1,682,500
Developer equity	$205,000	205,000
Deferred developer fee	$19,995	50,193
SC Investors	$1,070,000	356,000
Total sources	**$2,038,495**	**$2,293,693**

For a more detailed budget, please review *Exhibit A -Development Budget*.

Gross annual cabin and activity rental income is still expected to be approximately $980,000 in the first year of operations, climbing to approximately $1.5 million by the third year, resulting in net operating income of around $500,000.

In the fifth year of operations, the Company plans to refinance the project. For further detail on the operational business plan, cash flow and the impact of refinancing, please review *Exhibit A: Development Budget* and *Exhibit B: Operating Proforma.*

About the Developer

Scottie Smith II is the developer and manager of the Project. Scottie is CEO of Scottie Smith & Associates (SSA), and a licensed broker, developer, author, and entrepreneur based in Dallas, Texas.[9] He is a veteran in the real estate industry, with 15 years of experience, and has helped thousands of people nationwide through his sales and real estate development activities. Scottie has been featured on Black Enterprise, Fox News, Forbes and more as a real estate subject-matter expert. His recently released book, "From Decision to Close", provides a practical, no-nonsense guide to homeownership.[10]

Scottie's journey in real estate began when he purchased his first home and rented spare rooms to friends during his freshman year of college. This sparked his interest. At 19 he got his real estate license. By the time he was 21, he had invested in multiple properties and had numerous tenants. In 2011, Scottie founded SSA, a real estate brokerage, with just one other agent. The company has grown more than 200% yearly with new agents continuing to join the team making SSA one of the fastest growing independent real estate brokerages in Texas.[11] He and his team of experts have brokered millions of dollars in sales helping people across the country experience the dream of homeownership.

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[9] https://www.scottie-smith.com/

[10] https://www.amazon.com/Decision-Close-40-Step-Nonsense-Straight/dp/1519419090

[11] https://blackamericaweb.com/2016/04/11/young-real-estate-broker-chosen-as-realtor-magazines-30-under-30/

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Scottie also served as a Board Trustee for the Atlantic Housing Foundation for ten years, where he was a member of the Investment Committee helping to underwrite, review and approve more than $500 Million in affordable housing projects in several states. This includes the acquisition and renovation of 300 affordable units in Fort Worth, the redevelopment of 250 affordable housing units in Lewisville, and a 32-unit townhome development in South Dallas.

In addition to his thriving brokerage firm, Scottie provides training courses through Lone Star Real Estate Academy, a real estate school he founded in 2015. He also works with underserved entrepreneurs by creating the HUB Space, a non-profit formed to support minority-owned startups. Because of his commitment to the area, Mr. Smith has been appointed by City Councilman Adam Bazaldua to the South Dallas Area Planning Task force, where he has been tasked with creating a 20-year area development plan for South Dallas/Fair Park.

Scottie has been recognized by the National Association of Realtors Magazine as one of the Top 30 brokers under 30, and by the mayor of Denton, Texas as a leader in providing public housing. He was also presented with the Quest for Success Award, Entrepreneur of the Year Award in 2015 by the Dallas Black Chamber of Commerce, recognized and inducted into the Forbes Real Estate in 2018. [12] [13]

Scottie has made a lifelong commitment to use his passion for real estate to provide an avenue that helps people in his community and will continue to keep his goal in the forefront.

Scottie is a graduate of the University of Notre Dame, a father of two and brother of twelve.

About the Market

Oakwood, Texas is located 90 miles south of Dallas, Texas and is roughly a two-hour drive away from four of Texas' major cities - Dallas, Waco, Houston, and Fort Worth.[14] Featuring rolling hills and home to a number of Post Oak Trees, this small yet serene town is close enough to a major city to make a weekend away exploring nature easily possible.

The rural cabin getaway market has continued to see a surge since the start of the Pandemic and based on industry trends, it is likely that it will continue to do so. According to Airdna, "Data shows us that the vacation rental industry has more cause to stay optimistic than despair, as travel tailwinds still have the power to overcome economic headwinds". Additionally, short term rentals recently reached all-time highs in supply, demand, and total revenue. Furthermore, based on market trends, Small City and Rural destinations maintain high Occupancy relative to Pre-Pandemic travel.

Rural and coastal destinations are expected to remain as prime destinations during and after the pandemic ends. In the spring of 2020, with the onset of the pandemic, short-term rentals were badly impacted with significant declines in both occupancy rates and – consequently – rental income. The declines were most pronounced in larger cities most affected by the pandemic, such as Seattle, New York,

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[12] https://rollingout.com/2014/02/20/dallas-black-chamber-commerce-quest-success-awards/
[13]https://www.forbes.com/sites/forbesrealestatecouncil/2018/02/14/three-strategies-real-estate-agents-should-implement-to-experience-massive-growth-and-success/?sh=478d60db443d
[14] http://www.cityofoakwood.tx.citygovt.org/Default.aspx?tabid=3620

Los Angeles, and others. However, by the fall of 2020 the market had begun to recover, driven by no end in sight to the pandemic. This highlights the resilience of the short-term rental market.[15]

Locations off the beaten path are expected to remain popular, especially in the first two quarters of 2022. VRBO reports that 61% of US families are seeking to visit an outdoor destination rather than an urban one. Travelers are likely to continue to prefer lesser-known destinations to avoid crowds until the pandemic winds down. With each new Covid-19 variant, there are signs that this trend may continue well into the future. [16]

It might come as a surprise, but the average nightly rate of rural cabins actually increased during the Pandemic. While hosts initially decreased their nightly rates by almost 60% at the beginning of the pandemic, this changed in June 2020. Initially, with lower occupancy rates VBRO offerings increased in price, as landlords struggled to keep their income steady. According to VRCO, the average nightly rate in the US reached its peak at $202.50 in July of 2020, but still continued to be higher for the rest of 2020 compared to 2019.[17]

Investor Return

Under the LLC Agreement, all distributions will be made in the following order of priority, after bank loans have been repaid:

    (a) First, the Available Cash shall be distributed to the Investor Members until they have received a non-compounding Preferred Return of 8% for the current year.

    (b) Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return for any prior year.

    (c) Third, the balance of the Available Cash, if any, shall be distributed to the Manager until they have received an asset management fee equal to 4% of the Net Operating Income annually.

    (d) Fourth, the balance of the Available Cash, if any, shall be distributed:

        (1)   60 % to the Investor Members; and

        (2)   40 % to Sponsor as a promoted interest.

In the fifth year of operations, the Company plans to refinance the project. For further detail on the operational business plan, cash flow and the impact of refinancing, please review *Exhibit A: Development Budget* and *Exhibit B: Operating Proforma*.

The Company plans to make the first distribution to investors on August 1, 2023.

§227.201(e) – Number of Employees

Company Instructions

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[15] https://www.airdna.co/blog/covid-19-impact-on-hotels-and-short-term-rentals

[16] https://www.vrbo.com/media-center/press-releases/2020/vrbo-travel-trend-report-reveals-what-to-expect-in-2021

[17] https://realtytimes.com/real-industry-news-articles/item/1037793-the-coronavirus-pandemic-is-this-the-end-of-the-vacation-rental-industry

This question asks only for the *number* of your employees, not their names.

- This information should be based on employees at the end of the fiscal year, not those you intend to hire.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 0 employees.

§227.201(f) – Risks of Investing

Company Instructions
Include the required statements along with the Risk Disclosure submitted with Form C. You can omit risks that are no longer relevant and should add any new risks.

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit C: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(m) – Terms of the Securities

Company Instructions
This section should be the same as (m) Terms of Securities in Form C unless something has changed.

Overview

The Company offered "securities" in the form of limited liability company interests, which we refer to as "Investor Shares." When you purchased an Investor Share, you became an owner of the Company, which is a Delaware limited liability company. Your ownership is governed by the limited liability company Agreement of the Company dated December 7, 2021, and any amendments to that agreement (whether adopted now or in the future), which are together referred to as the "LLC Agreement." A copy of the LLC Agreement is attached as *Exhibit D: LLC Agreement.*

Your Right to Distributions

If the Company is profitable, it will make distributions to its owners from time to time. Under the LLC Agreement, the source of the distribution is immaterial. Instead, all distributions will be made in the following order of priority:

● First, we will distribute available cash to the owners of the Investor Shares until they have received a cumulative, non- compounding return of 8% on their investment through the date of the distribution.
● Second, we will distribute an asset management fee equal to 4% of the Net Operating Income to the Manager.
● Third, any remaining cash available will be distributed in the proportion of 60% to the owners of the Investor Shares (pro rata relative to their invested capital), and 40% to the owner of the Sponsor Shares as a "promoted interest."

For any year that the Company realizes a taxable profit or gain, the Company will try to distribute at least enough money to you to pay any associated Federal and State income tax liabilities.

Obligation to Contribute Capital

You have no obligation to contribute more money to the Company, and you are not personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Voting Rights

Although you are an owner of the Company, you generally do not have the right to vote or otherwise participate in the management of the Company. Instead, the Manager controls all aspects of the Company's business. For all practical purposes you are a passive Investor.

No Right to Transfer

Investor Shares are illiquid (meaning you might not be able to sell them) for four reasons:

● The LLC Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
● If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
● Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
● For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares until the Company is dissolved.

Modification of Terms of Investor Shares

The terms of the Investor Shares may not be modified or amended.

Other Classes of Securities

As of now, the Company has only two classes of securities: Investor Shares and Sponsor Shares. The Investors in this Offering (which may include the Sponsor and its affiliates) own all the Investor Shares, while all of the Sponsor Shares are owned by the Manager.

The owner of the Sponsor Shares has the right to receive the distributions described above.

Whereas the owners of the Investor Shares have no right to vote or otherwise participate in the management of the Company, the Manager, who owns all the Sponsor Shares, has total control over all aspects of the Company and its business.

Dilution of Rights

Under the LLC Agreement, the Manager has the right to create additional classes of securities, including classes of securities with rights that are superior to those of the Investor Shares. For example, the Manager could create a class of securities that has the right to vote and/or the right to receive distributions before the Investor Shares.

The Person Who Controls the Company

Scottie Smith II owns all of the interests in the Manager, and the Manager has complete control over the Company. Therefore, Mr. Smith effectively controls the Company.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, including these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions, and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

The price of the Investor Shares was determined by the Manager based on the Manager's opinion about the value of the project.

The Manager doesn't expect there to be any reason to place a value on the Investor Shares in the future. If we had to place a value on the Investor Shares, it would be based on the amount of money the owners of the Investor Shares would receive if the project were sold.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.
- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.
- The risk that your interests and the interests of the person running the Company aren't really aligned.
- The risk that you'll be "stuck" in the Company forever.
- The risks that the actions taken by the person running the Company – including those listed above under "How the Manager's Exercise of Rights Could Affect You" – won't be to your liking or in your interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
None	N/A	N/A		

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

Company Instructions
If you've raised money from third parties, then you've conducted an offering of securities. This question asks for all such offerings within the last three years, as of the last day of your most recent fiscal year.
- *Don't include money invested by the principals of the Company*
- *Don't include money you've borrowed from banks or other financial institutions*
- *Don't include credit card debt*
- *Third parties includes friends and family members*
- *Do include money you borrowed (not from banks or other financial institutions)*

Date Offering Began	Offering Exemption	Type of Securities	Amount Sold	How the Money was Used
January 12, 2022	Regulation CF	Equity	$356,000	1. Hard Construction/Land Clearing Development/Partial Infrastructure/Lake Development -$260,000 2. Legal and Admin Fees: $30,000 3. Soft Costs (Architect, Civil Engineering, Site Plans, survey, Septic Design): $36,750
September 29, 2022	Regulation CF	Equity	$0 in 2022.	This offering closed in closed in 2023

§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions
- The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.
- Include only transactions that occurred since the beginning of your most recent fiscal year and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you raised in the Regulation Crowdfunding offering. For example, if you raised $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
    - Anyone listed in your answer to question 227.201(b); or
    - Anyone listed in your answer to question 227.201(c); or
    - If the Company was organized within the last three years, any promotor you've used; or
    - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
    - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Developer fee	Paid in 4 installments over 18-month development	Oakwood Legacy Holdings LLC	The manager	$83.516
Annual asset management fee	Annually	Oakwood Legacy Holdings LLC	The manager	4% of Net Operating Income

§227.201(s) – The Company's Financial Condition

Operations

During the most recent fiscal year, 2022, the Company was actively engaged in the development and construction of our 15-acre site, with plans to offer 20 Tiny Cabins for short term rental. In 2022 we $356,000 in funds, which were allocated towards commencing construction activities.

Throughout the year, our operations were centered on starting the development of the site. We cleared the entire land, cut road bases, and laid all the pad sites. Our team also started framing on the cabins and completed the renovation of the hospitality house on the property. Additionally, we demolished three structures that were deemed inhabitable and a danger to the site. Modifications were made to the site plan, due to the Creek in the middle of the site.

There were no revenue generating activities in 2022, as our focus was solely on construction related activities. Unfortunately, our original lender on the property decided to stop lending to new developments due to Federal Reserve Interest Rate increases. As a result, we had to search for another lending source. We were able to secure a Commitment letter with Stone Bank in December 2022, in which they committed to funding our project using an SBA 7a Development Loan. Our package is currently with the SBA for final approval, and construction loan closing will occur in Q2 2023.

We remain committed to our goals of creating a unique and memorable experience for our guests at The Retreat at Lake Noire. We thank you for your continued support and trust in our vision.

Liquidity

The balance sheet attached reflects our cash on hand. See *Exhibit G: Financial Statements,* attached.

Capital Resources

In 2022 our capital resources consisted of the funds raised and totaling $356,000. These funds were allocated towards commencing construction activities. Additionally, we have secured a Commitment letter with Stone Bank, in which they have committed to funding our project using an SBA 7a Development Loan. We remain committed to maintaining prudent financial management practices, and we will continue to explore opportunities to secure additional funding, as necessary, to support our operations and growth.

Changes and Trends

Since the date of our original Form C, there have been no material changes in the financial condition or operations of the Company beyond the loss of the bank loan we thought we had secured.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit G: Financial Statements*

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

EXHIBIT A: DEVELOPMENT BUDGET

			TOTAL COST				PER UNIT	PER SQ. FT.	% OF TOTAL
	Total Units/Sq. Ft.						20	6,000	
				Eligible Acquisitior	Eligible NC/Rehab	Ineligible	*TOTAL UNITS*	*TOTAL SF*	
LAND:	Land		$205,000	$0		$205,000	10,250	34.17	
	Additional Carrying Fees		$0						
	Municipal Impact Fees		13,800				690	2.30	
	Parkland dedication Fee	0.00%	0		13,800		0	0.00	
	Sanitary Sewer/Plumbing		100,000				5,000	16.67	
	Closing Cost & Acq. Legal Fees		0			0	0	0.00	
	Total Land		**$318,800**	**$0**	**$13,800**	**$205,000**	**$15,940**	**$53.13**	**13.90%**
DIRECT CONSTRUCTION COSTS:	Construction Cost	$94.00	564,000		564,000		28,200	94.00	
	General Requirements	4.00%	38,560		38,560		1,928	6.43	
	Builder's General Overhead	2.00%	19,280		19,280		964	3.21	
	Builder's Profit	5.00%	48,200		48,200		2,410	8.03	
	Contingency	5.00%	41,002		41,002		2,050	6.83	
	Site Utilities		50,000		50,000		2,500	8.33	
	Site work, Roads, Amenities & Walks		50,000		50,000		2,500	8.33	
	Amenities		50,000		50,000		2,500	8.33	
	Other Fees		0		0		0	0.00	
	Bond App		0		0		0	0.00	
	Misc. Rural Area Construction/TxDot		250,000		250,000		12,500	41.67	
	Total Direct Costs	**$185.17**	**$1,111,042**		**$1,111,042**	**$0**	**$55,552**	**$185.17**	**48.44%**
INDIRECT CONSTRUCTION COSTS:	Design Subtotal		$25,000		$25,000		1,250	4.17	
	Architectural	0					0	0.00	
	Civil Engineering	20,000					1,000	3.33	
	M/E/P Engineering	0					0	0.00	
	Structural Engineering	5,000					250	0.83	
	Landscape/Irrigation Design	0					0	0.00	
	Fair Housing Consultant	0					0	0.00	
	Architectural/Civil Supervision		10,000		10,000		500	1.67	
	Site Mowing		0		0		0	0.00	
	Soil Report		8,000		8,000		400	1.33	
	Plan/Cost Review		0		0		0	0.00	
	Property Taxes		5,629		5,629		281	0.94	
	Owner's Liability Insurance		2,500		2,500		125	0.42	
	3rd Party Environmental/Mkt Study/Appraisal/Zoning		0		0		0	0.00	
	Other:		0		0		0	0.00	
	CFA Application Fee		0		0		0	0.00	
	Contingency		5,000		5,000		250	0.83	
	Total Indirect Costs		**$56,129**		**$56,129**		**$2,806**	**$9.35**	**2.45%**
FURNISHINGS/EQUIPMENT:	Golf Carts		$10,000		$10,000		500	1.67	
	Paddle Boats		5,200		$5,200		260	0.87	
	Kayaks		10,000		$10,000		500	1.67	
	4-Wheeler		10,000		$10,000		500	1.67	
	Outdoor Furniture		8,000		$8,000		400	1.33	
	0		0		$0		0	0.00	
	0		0		$0		0	0.00	
	0		0		$0		0	0.00	
	Total Furnishing/Equipment		**$43,200**		**$43,200**	**$0**	**$2,160**	**$7.20**	**1.88%**
ADDITIONAL MARKETING COSTS:	Advertising/Promotion		$50,000			$50,000	2,500	8.33	
	Leasing Brochures		0			0	0	0.00	
	Design/Graphics/Displays		0			0	0	0.00	
	Signage		0			0	0	0.00	
	Lease-Up Expenses		0			0	0	0.00	
	Other Marketing Expenses		0			0	0	0.00	
	Total Marketing Costs		**$50,000**		**$0**	**$50,000**	**$2,500**	**$8.33**	**2.18%**
RESERVES	Initial Operating Deficit		$253,039			$253,039	12,652	42.17	
	Working Capital		253,039			253,039	12,652	42.17	
	Total Reserves		**$506,077**		**$0**	**$506,077**	**$25,304**	**$84.35**	**22.06%**
OTHER DEVELOPMENT COSTS/FEES:	Construction Loan Fee	1.00%	14,700		14,700		735	2.45	
	Equity Placement Fee	1.00%	14,700			14,700	735	2.45	
	Permanenent Loan Fees	1.00%	14,700			14,700	735	2.45	
	Freddie Mac Application Fee's	0.00%	0			0	0	0.00	
	Syndication	0.00%	0			0	0	0.00	
	Legal & Closing Cost		0		0	0	0	0.00	
	Title and Recording		5,000		2,500	2,500	250	0.83	
	Conversion Fee	0.00%	0			0	0	0.00	
	Stand By Fee	0.00%	0		0		0	0.00	
	Rate Lock Fee	0.00%	0			0	0	0.00	
	W&D App Fee		0			0	0	0.00	
	Lender Fees		14,700			14,700	735	2.45	
	Total Other Development Cost:		**$63,800**		**$17,200**	**$46,600**	**$3,190**	**$10.63**	**2.78%**
INTERIM INTEREST:	Bridge Loan Interest	2.15%	$0		$0	$0	0	0.00	
	Construction Period Interest	2.15%	19,553		9,776	9,776	978	3.26	
	Bond Interest Deposit	0.00%	0		0	0	0	0.00	
	Total Interim Interest:		**$19,553**		**$9,776**	**$9,776**	**$978**	**$3.26**	**0.85%**
DEVELOPMENT PROFIT:	as percent of eligible cost -	8.0%	$ 100,092	$	100,092		$5,005	$16.68	4.36%
GENERAL CONTINGENCY:	as percent of construction cost -	0.0%	$25,000		$25,000		1,250	4.17	1.09%
GROSS DEVELOPMENT COSTS:			$2,293,693		$1,376,239	$817,453	$114,685	$382.28	100%

EXHIBIT B: OPERATING PROFORMA

CASH FLOW

EIGHTEEN YEAR CASH FLOW PRO FORMA		2 2023	3 2024	4 2025	5 2026	6 2027	7 2028	8 2029	9 2030	10 2031
Gross Rent		982.896	1.468.800	1.498.176	1.528.140	1.558.702	1.589.876	1.621.674	1.654.107	1.687.190
Miscellaneous Income		0	39,168	39,951	40,750	41,565	42,397	43,245	44,110	44,992
Adjusted Gross Income		982.896	1.507.968	1.538.127	1.568.890	1.600.268	1.632.273	1.664.919	1.698.217	1.732.181
less Vacancy Rate	33.0%	0	(497,629)	(507,582)	(517,734)	(528,088)	(538,650)	(549,423)	(560,412)	(571,620)
Effective Gross Income		982.896	1.010.339	1.030.545	1.051.156	1.072.179	1.093.623	1.115.495	1.137.805	1.160.561
less Operating Expenses		(415.405)	(521.259)	(536.897)	(553.004)	(569.594)	(586.682)	(604.283)	(622.411)	(641.083)
less Percentage rental Pmt.		0	0	0	0	0	0	0	0	0
NET OPERATING INCOME		567,491	$489,079	$493,648	$498,152	$502,585	$506,941	$511,213	$515,394	$519,478
		28,374.55	24,453.96	24,682.41	24,907.61	25,129.26	25,347.04	25,560.64	25,769.71	25,973.90
Unleveraged Return On Cost:			21.32%	21.52%	21.72%	21.91%	22.10%	22.29%	22.47%	22.65%
Market Value: (1)			$6,521,000	$6,582,000	$6,642,000	$6,701,000	$6,759,000	$6,816,000	$6,872,000	$6,926,000
Vacancy Factor:			33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%
Income Annual Increase - %			2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Income Per Unit/Month:			$6,120	$6,242	$6,367	$6,495	$6,624	$6,757	$6,892	$7,030
Income Per Square Foot/Month:			30.60	31.21	31.84	32.47	33.12	33.78	34.46	35.15
Expenses Annual Increase - %			3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Expenses Per Unit/Year:			$26,063	$26,845	$27,650	$28,480	$29,334	$30,214	$31,121	$32,054
Expenses Per Square Foot/Year:			130.31	134.22	138.25	142.40	146.67	151.07	155.60	160.27
(1) based on current year N.O.I. @			7.50%	capitalization rate.						
DEBT SERVICE		Senior Debt	5.45	5.50	5.55	5.60	5.65	5.70	5.75	5.79
		Total Debt	5.45	5.50	5.55	5.60	5.65	5.70	5.75	5.79
First Mortgage -Interest		(6.908)	(66.105)	(65.014)	(63.873)	(62.678)	(61.429)	(60.122)	(58.754)	(57.323)
First Mortgage -Principal		0	(23.589)	(24.680)	(25.821)	(27.016)	(28.265)	(29.572)	(30.940)	(32.371)
Issuer		0	0	0	0	0	0	0	0	0
Available for DDF		**560,583**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
DDF Paid		(50,193)	0	0	0	0	0	0	0	0
Unpaid DDF		**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL DEBT SERVICE		(57,101)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)
AVAILABLE FOR SC INVESTOR PREFERRED RETURN		**510,390**	**399,385**	**403,954**	**408,458**	**412,891**	**417,247**	**421,519**	**425,700**	**429,784**
Preferrred Return on Balance of Equity	8.00%	**(45.480)**	**(45.480)**	**(45.480)**	**(45.480)**	**(45.480)**	**(45.480)**	**(40.897)**	**(41.232)**	**(41.558)**
		45.480	45.480	45.480	45.480	45.480	45.480	40.897	41.232	41.558
		-	-	-	-	-	-	-	-	-
AVAILABLE FOR MANAGEMENT FEE		**464,910**	**353,905**	**358,474**	**362,978**	**367,411**	**371,767**	**380,622**	**384,469**	**388,226**
Asset Management Fee Owed	4.00%	**(22,700)**	**(19,563)**	**(19,746)**	**(19,926)**	**(20,103)**	**(20,278)**	**(20,449)**	**(20,616)**	**(20,779)**
Asset Management Fee Paid		22,700	19,563	19,746	19,926	20,103	20,278	20,449	20,616	20,779
Asset Managment Fee UNPAID		-	-	-	-	-	-	-	-	-
AVAILABLE FOR INVESTOR/DEVELOPER SPLIT		**487,610**	**373,468**	**378,220**	**382,904**	**387,515**	**392,044**	**401,070**	**405,085**	**409,005**
60% of cash flow towards SC equity return	60%	292.566	224.081	226.932	229.743	232.509				
Balance of Equity	568.500									
40% of cash flow towards developer return	40%	195,044	149,387	151,288	153,162	155,006				
REFI IN YEAR 5 VERSION										
AVAILABLE FOR SC INVESTOR PREFERRED RETURN	568.500	**510.390**	**399.385**	**403.954**	**408.458**	**412.891**				
Preferrred Return on Balance of Equity	8.00%	45,480	45,480	45,480	45,480	45,480				
AVAILABLE FOR MANAGEMENT FEE		**464.910**	**353.905**	**358.474**	**362.978**	**367.411**				
Asset Management Fee Owed	4.00%	(22,700)	(19,563)	(19,746)	(19,926)	(20,103)				
AVAILABLE FOR INVESTOR/DEVELOPER SPLIT		**487.610**	**373.468**	**378.220**	**382.904**	**387.515**				
60% of cash flow for SC investors	60%	292.566	224.081	226.932	229.743	232.509				
40% of cash flow towards developer return	40%	195,044	149,387	151,288	153,162	155,006				
REFI @ 8% CAP RATE										
NOI					$	502,585				
Market value @ 8% CAP					$	6.701.000				
75% LTV					$	5,025,750				
Less balance on loan					$	(1,544,090)				
Less closing costs					$	(50,258)				
CASH AVAILABLE FOR DISTRIBUTION					**$**	**3.431.402.62**				
60% of to SC investors						2,058,842				
40% of to Developer						1,372,561				
TOTA RETURN TO SC INVESTORS	-568,500	338,046	269,561	272,412	275,223	2,336,830				
IRR	67%									
TOTA RETURN TO DEVELOPER	-205,000	195,044	149,387	151,288	153,162	1,527,567				
IRR	102%									

EIGHTEEN YEAR CASH FLOW PRO FORMA	11 2032	12 2033	13 2034	14 2035	15 2036	16 2037	17 2038	18 2039	19 2040	20 2041
Gross Rent	1.720.933	1.755.352	1.790.459	1.826.268	1.862.794	1.900.049	1.938.050	1.976.811	2.016.348	2.056.675
Miscellaneous Income	45,892	46,809	47,746	48,700	49,674	50,668	51,681	52,715	53,769	54,845
Adjusted Gross Income	1.766.825	1.802.161	1.838.205	1.874.969	1.912.468	1.950.717	1.989.732	2.029.526	2.070.117	2.111.519
less Vacancy Rate	(583,052)	(594,713)	(606,608)	(618,740)	(631,114)	(643,737)	(656,611)	(669,744)	(683,139)	(696,801)
Effective Gross Income	1.183.773	1.207.448	1.231.597	1.256.229	1.281.354	1.306.981	1.333.120	1.359.783	1.386.978	1.414.718
less Operating Expenses	(660.316)	(680.125)	(700.529)	(721.545)	(743.191)	(765.487)	(788.452)	(812.105)	(836.468)	(861.562)
less Percentage rental Pmt.	0	0	0	0	0	0	0	0	0	0
NET OPERATING INCOME	$523,457	$527,323	$531,068	$534,684	$538,162	$541,494	$544,669	$547,677	$550,510	$553,155
	26,172.84	26,366.14								
Unleveraged Return On Cost:	22.82%	22.99%	23.15%	23.31%	23.46%	23.61%	23.75%	23.88%	24.00%	24.12%
Market Value: (1)	$6,979,000	$7,031,000	$7,081,000	$7,129,000	$7,175,000	$7,220,000	$7,262,000	$7,302,000	$7,340,000	$7,375,000
Vacancy Factor:	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%	33.00%
Income Annual Increase - %	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
Income Per Unit/Month:	$7,171	$7,314	$7,460	$7,609	$7,762	$7,917	$8,075	$8,237	$8,401	$8,569
Income Per Square Foot/Month:	35.85	36.57	37.30	38.05	38.81	39.58	40.38	41.18	42.01	42.85
Expenses Annual Increase - %	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%	3.00%
Expenses Per Unit/Year:	$33,016	$34,006	$35,026	$36,077	$37,160	$38,274	$39,423	$40,605	$41,823	$43,078
Expenses Per Square Foot/Year:	165.08	170.03	175.13	180.39	185.80	191.37	197.11	203.03	209.12	215.39
DEBT SERVICE (Senior Debt)	5.84	5.88	5.92	5.96	6.00	6.04	6.07	6.11	6.14	6.17
Total Debt	5.84	5.88	5.92	5.96	6.00	6.04	6.07	6.11	6.14	6.17
First Mortgage -Interest	(55.825)	(54.259)	(52.620)	(50.905)	(49.111)	(47.234)	(45.270)	(43.215)	(41.066)	(38.817)
First Mortgage -Principal	(33.869)	(35.435)	(37.074)	(38.789)	(40.583)	(42.460)	(44.424)	(46.479)	(48.628)	(50.877)
Issuer	0	0	0	0	0	0	0	0	0	0
Available for DDF	**433,763**	**437,629**	**441,374**	**444,990**	**448,468**	**451,800**	**454,975**	**457,983**	**460,816**	**463,461**
DDF Paid	0	0	0	0	0	0	0	0	0	0
Unpaid DDF	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL DEBT SERVICE	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)	(89,694)
AVAILABLE FOR SC INVESTOR PREFERRED RETURN										
Preferrred Return on Balance of Equity										
		-	-	-	-	-	-	-	-	-
AVAILABLE FOR MANAGEMENT FEE										
Asset Management Fee Owed										
Asset Management Fee Paid	0									
AVAILABLE FOR INVESTOR/DEVELOPER SPLIT	-	-	-	-	-	-	-	-	-	-

18

Doc ID: 6630182bb1c09d0ca0be3d7d1ddaee0f07cb65cc

EXHIBIT C: RISKS OF INVESTING

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualty could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates

- Competition from other property

- Changes in national or local economic conditions

- Changes in zoning

- Environmental contamination or liabilities

- Changes in local market conditions

- Fires, floods, and other casualties

- Uninsured losses

- Undisclosed defects in property

- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords

- Changes in economic conditions could reduce demand

- Existing tenants might not renew their leases

- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive

- Portions of the property could remain vacant for extended periods

- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Risks Associated with Development and Construction. The Company is or will be engaged in development and construction. Development and construction can be time-consuming and are fraught with risk, including the risk that projects will be delayed or cost more than budgeted.

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, *e.g.*, "slip and fall" injuries.

20

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Scottie Smith II will manage all aspects of the Company and its business. Furthermore, if Mr. Smith or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance, or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.

- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.

- You would like to keep the compensation of managers low, while managers want to make as much as they can.

- You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first. You might buy equity hoping the Company will be the next Facebook but face the risk that it will be the next Theranos.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow through" and be reported on the tax returns of the equity owners. It is therefore possible that you would be required to report taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (*i.e.*, directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with Covid-19

COVID-19 has so far had a significant negative impact on the economy overall with regards to increased unemployment, reduced consumer and travel spending, and challenges to hospitality businesses such as hotels and restaurants. The rural redevelopment plan of the Company has not been hindered by COVID-19 but in fact has been reaffirmed by long-term expected changes in market demand. Because of the unprecedented nature of this 100-year event, the Company discloses here both positive and negative potentialities that may result.

Negative effects

- Some travelers may still have worries about the effects of COVID-19

Positive effects

- Demand for rural real estate rentals has increased and may continue to do so. AirBnB reported a 25% increase in bookings for rural destinations in 2020 over 2019.[18]
- Demand for rural real estate has also increased and may lead to a higher exit sale price for the Property.
- As people seek to isolate themselves from urban environments, demand for all types of rural accommodations has increased.[19]
- Many more people are working from home and may need more space than available in their current primary residence.
- More responsible travel, such as sustainable travel and eco-tourism, is anticipated in 2021 as a response to Covid-19.[20]

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[18]https://www.cnbc.com/2020/08/06/rural-airbnb-bookings-are-surging-as-vacationers-look-to-escape-the-coronavirus.html

[19] https://www.cnn.com/2020/08/31/success/leaving-the-city-for-suburbs/index.html

[20]https://www.earth-changers.com/blog/2017/1/17/sustainable-tourism-ecotourism-responsible-travel-conscious-tourism-whats-the-difference

EXHIBIT D: LLC AGREEMENT

This is an Agreement, entered into effective on January 4, 2022, by and among Lake Noire Legacy Holdings, LLC, a Delaware limited liability company (the "Company"), Oakwood Legacy Holdings, LLC, a Texas limited liability company ("Sponsor" or the "Manager"), and the persons (the "Investor Members") who are admitted to the Company and designated as such by the Manager. Sponsor and the Investor Members are sometimes referred to as "Members" in this Agreement.

Background

I.   Some or all of the Investor Members acquired their interests in the Company through www.SmallChange.co (the "Site").

II.   The Members own all of the limited liability company interests of the Company and wish to set forth their understandings concerning the ownership and operation of the Company in this Agreement, which they intend to be the "limited liability company agreement" of the Company within the meaning of 6 Del. C. 18-101(7).

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties agree as follows:

1.   **ARTICLE ONE: FORMATION OF LIMITED LIABILITY COMPANY**

1.1.   **Continuation of Limited liability company**. The Company has been formed in accordance with and pursuant to the Delaware Limited liability company Act (the "Act") for the purpose set for the below. The rights and obligations of the Members to one another and to third parties shall be governed by the Act except that, in accordance with 6 Del. C. 18-1101(b), conflicts between provisions of the Act and provisions in this Agreement shall be resolved in favor of the provisions in this Agreement except where the provisions of the Act may not be varied by contract as a matter of law.

1.2.   **Name**. The name of the Company shall be "Lake Noire Legacy Holdings LLC" and all of its business shall be conducted under that name or such other name(s) as may be designated by the Manager.

1.3.   **Purpose**. The purpose of the Company shall be to purchase land, build and operate 20 luxury tiny cabins as short-term rentals in the City of Oakwood, Texas (the "Project"). In carrying on its business, the Company may enter into contracts, incur indebtedness, sell, lease, or encumber any or all of its property, engage the services of others, enter into joint ventures, and take any other actions the Manager deems advisable.

1.4.   **Fiscal Year**. The fiscal and taxable year of the Company shall be the calendar year, or such other period as the Manager determines.

2.   **ARTICLE TWO: CONTRIBUTIONS AND LOANS**

2.1.   **Initial Contributions**. Sponsor has contributed $224,995 to the capital of the Company in the form of deferred developer fees and property. Each Investor Member has made a capital contribution to the Company pursuant to an Investment Agreement executed by such Investor Member. The foregoing capital contributions of Sponsor and the Investor Members are referred to as "Capital Contributions."

2.2.   **Other Required Contributions**. No Member shall have the obligation to contribute any capital to the Company beyond the Capital Contributions described in section 2.1. Without limitation, no such Member shall, upon dissolution of the Company or otherwise, be required to restore any deficit in such Member's capital account.

2.3.   **Loans**.

2.3.1.   **In General**. Sponsor or its affiliates, may, but shall not be required to, lend money to the Company in their sole discretion. No other Member may lend money to the Company without the prior written consent of the Manager. Subject to applicable state laws regarding maximum allowable rates of interest, loans made by any Member to the Company pursuant to section 2.3.1 ("Member Loans") shall bear interest at the higher of (i) 5% per year, or (ii) the minimum rate necessary to avoid "imputed interest" under section 7872 or other applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"). Such loans shall be payable on demand and shall be evidenced by one or more promissory notes.

2.3.2.   **Repayment of Loans**. After payment of (i) current and past-due debt service on liabilities of the Company other than Member Loans, and (ii) all operating expenses of the Company, the Company shall pay the current and past-due debt service on any outstanding Member Loans before distributing any amount to any Member pursuant to Article Four. Such loans shall be repaid *pro rata*, paying all past-due interest first, then all past-due principal, then all current interest, and then all current principal.

2.4.   **Other Provisions on Capital Contributions**. Except as otherwise provided in this Agreement or by law:

2.4.1.   No Member shall be required to contribute any additional capital to the Company;

2.4.2.   No Member may withdraw any part of his capital from the Company;

2.4.3.   No Member shall be required to make any loans to the Company;

2.4.4.   Loans by a Member to the Company shall not be considered a contribution of capital, shall not increase the capital account of the lending Member, and shall not result in the adjustment of the number of Shares owned by a Member, and the repayment of such loans by the Company shall not decrease the capital accounts of the Members making the loans;

2.4.5.   No interest shall be paid on any initial or additional capital contributed to the Company by any Member;

2.4.6.   Under any circumstance requiring a return of all or any portion of a capital contribution, no Member shall have the right to receive property other than cash; and

2.4.7.   No Member shall be liable to any other Member for the return of his or its capital.

2.5.   **No Third-Party Beneficiaries**. Any obligation or right of the Members to contribute capital under the terms of this Agreement does not confer any rights or benefits to or upon any person who is not a party to this Agreement.

3.   **ARTICLE THREE: PERCENTAGE INTERESTS; CAPITAL ACCOUNTS**

3.1.   **Percentage Interests**. The limited liability company interests of the Company shall consist of "Percentage Interests." Initially, the Percentage Interest of each Member shall be equal to a percentage equal to the Capital Contribution of such Member divided by the aggregate Capital Contributions of all of the Members. However, the Manager may adjust the Percentage Interests of the Members (i) to reflect the addition of additional Investor Members, or (ii) otherwise to carry out the purposes of this Agreement. The Manager may not, however, adjust the Percentage Interest of any Investor Member relative to Sponsor or any other Investor Member, except in the case of additional Capital Contributions.

3.2.   **Capital Accounts**. A capital account shall be established and maintained for each Member. Each Member's capital account shall initially be credited with the amount of his Capital Contribution. Thereafter, the capital account of a Member shall be increased by the amount of any additional contributions of the Member and the amount of income or gain allocated to the Member and decreased by the amount of any distributions to the Member and the amount of loss or deduction allocated to the Member, including expenditures of the Company described in section 705(a)(2)(B) of the Code. Unless otherwise specifically provided herein, the capital accounts of the Members shall be adjusted and maintained in accordance with Code section 704 and the regulations thereunder.

4.   **ARTICLE FOUR: DISTRIBUTIONS AND ALLOCATIONS**

4.1.   **Distributions**.

4.1.1.   **In General**. Within thirty (30) days after the end of each calendar quarter, or at such other more frequent intervals as the Manager shall determine, the Company shall distribute its Available Cash as follows:

(a)   First, the Available Cash shall be distributed to the Investor Members until they have received their Preferred Return for the current year.

(b)   Second, the balance of the Available Cash, if any, shall be distributed to the Investor Members until they have received any shortfall in the Preferred Return for any prior year.

(c)   Third, the balance of the Available Cash, if any, shall be distributed to the Manager until they have received an asset management fee equal to 4% of the Net Operating Income annually.

(d)   Fourth, the balance of the Available Cash, if any, shall be distributed:

(1)   60 % to the Investor Members; and

(2)   40 % to Sponsor as a promoted interest.

4.1.2.   **Distributions Among Investor Members**. Any distributions made to Investor Members as a group pursuant to section 4.1.1 shall be made among the Investor Members in accordance with their respective Percentage Interests.

4.1.3.   **Definitions**. The following definitions shall apply for purposes of this section 4.1:

(a)   "Available Cash" means the cash of the Company available for distribution to the Members, in the sole discretion of the Manager, taking into account, among other things, the cash flow from the operations of the Company and the Project, the net proceeds from the sale or refinancing of the Project, debt service (including debt service on Member Loans), amounts added to and released from reserve accounts established by the Manager in its sole discretion, and all of the operating expenses of the Company.

(b)   "Investor Member" means a Member that has made a Capital Contribution.

(c)   "Preferred Return" means an annual, cumulative, compounding return of 8% on the Unreturned Investment of each Member.

(d)   "Unreturned Investment" means, for each Member, the Capital Contribution of such Member reduced by any distributions received by such Member pursuant to section 4.1.1(b).

4.1.4.   **Distributions to Pay Personal Tax Liabilities**. In the event that the Company recognizes net gain or income for any taxable year, the Company shall, taking into account its financial condition and other commitments, make a good faith effort to distribute to each Member, no later than April 15th of the following year, an amount equal to the net gain or income allocated to such Member, multiplied by the highest marginal tax rate for individuals then in effect under section 1 of the Code plus the highest rate then in effect under applicable state law, if such amount has not already been distributed to such Member pursuant to this section 4.1. If any Member receives a smaller or larger distribution pursuant to this section than he would have received had the same aggregate amount been distributed pursuant to section 4.1, then subsequent distributions shall be adjusted accordingly.

4.1.5.   **Tax Withholding**. To the extent the Company is required to pay over any amount to any federal, state, local or foreign governmental authority with respect to distributions or allocations to any Member, the amount withheld shall be deemed to be a distribution in the amount of the withholding to that Member. If the amount paid over was not withheld from an actual distribution (i) the Company shall be entitled to withhold such amounts from subsequent distributions, and (ii) if no such subsequent distributions are anticipated for six (6) months, the Member shall, at the request of the Company, promptly reimburse the Company for the amount paid over.

4.1.6.   **Assets Distributed in Kind**. If the Company distributes non-cash assets to the Members, including but not limited to promissory notes, each Member shall receive a *pro rata* share of such non-cash assets.

4.1.7.   **Manner of Distribution**. All distributions to the Members will be made as Automated Clearing House (ACH) deposits into an account designated by each Member. If a Member does not authorize the Company to make such ACH distributions into a designated Member account, distributions to such Member will be made by check and mailed to such Member after deduction by the Company from each check of a Fifty Dollar ($50) processing fee.

4.1.8.   **Other Rules Governing Distributions**. No distribution prohibited by 6 Del. C. §18-607 or not specifically authorized under this Agreement shall be made by the Company to any Member in his or its capacity as a Member. A Member who receives a distribution prohibited by 6 Del. C. §18-607 shall be liable as provided therein.

4.2.   **Allocations of Profits and Losses**.

4.2.1.   **General Rule: Allocations Follow Cash**. The Company shall seek to allocate its income, gains, losses, deductions, and expenses ("Tax Items") in a manner so that (i) such allocations have "substantial economic effect" as defined in section 704(b) of the Code and the regulations issued thereunder (the "Regulations") and otherwise comply with applicable tax laws; (ii) each Member is allocated income equal to the sum of (A) the losses he, she, or it is allocated, and (B) the cash profits he, she, or it receives; and (iii) after taking into account the allocations for each year as well as such factors as the value of the Company's assets, the allocations likely to be made to each Member in the future, and the distributions each Member is likely to receive, the balance of each Member's capital account at the time of the liquidation of the Company will be equal to the amount such Member is entitled to receive pursuant to this Agreement. That is, the allocation of the Company's Tax Items should, to the extent reasonably possible, follow the actual and anticipated distributions of cash, in the discretion of the Manager. In making allocations the Manager shall use reasonable efforts to comply with applicable tax laws, including without limitation through incorporation of a "qualified income offset," a "gross income allocation," and a "minimum gain chargeback," as such terms or concepts are specified in the Regulations. The Manager shall be conclusively deemed to have used reasonable effort if it has sought and obtained advice from counsel.

4.2.2.   **Losses and Income Attributable to Member Loans**. In the event the Company recognizes a loss attributable to loans from the Members, then such loss, as well as any income recognized by the Company as a result of the repayment of such loan (including debt forgiveness income), shall be allocated to the Member(s) making such loan.

4.2.3.   **Allocations Relating to Taxable Issuance of Interest**. Any income, gain, loss, or deduction realized as a direct or indirect result of the issuance of an interest in the Company by the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

4.2.4.   **Section 754 Election**. The Company may, but shall not be required to, make an election under section 754 of the Code at the request of any Member. The Company may condition its consent to make such an election on the agreement of the requesting Member to pay directly or reimburse the Company for any costs incurred in connection with such election or the calculations required as a result of such an election.

4.2.5.   **Pre-Distribution Adjustment**. In the event property of the Company is distributed to one or more the Members in kind, there shall be allocated to the Members the amount of income, gain or loss which the Company would have recognized had such property been sold for its fair market value on the date of the distribution, to the extent such income, gain or loss has not previously been allocated among the Members. The allocation described in this section is referred to as the "Pre-Distribution Adjustment."

5.   **ARTICLE FIVE: MANAGEMENT**

5.1.   **Management by Manager**.

5.1.1.   **In General**. The business and affairs of the Company shall be directed, managed, and controlled by a single manager (the "<u>Manager</u>"). Sponsor shall serve as the Manager of the Company.

5.1.2.   **Powers of Manager**. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters, to execute any contracts or other instruments on behalf of the Company, and to perform any and all other acts or activities customary or incidental to the management of the Company's business.

5.1.3.   **Examples of Manager's Authority**. Without limiting the grant of authority set forth in section 5.1.2, the Manager shall have the power to (i) admit new Members on such terms as the Manager may determine; (ii) engage the services of third parties to perform services; (iii) make all decisions regarding the Projects and the Company's interest in the Project Entities; (iv) enter into leases and any other contracts of any kind; (v) incur indebtedness on behalf of the Company, whether to banks or other lenders; (vi) determine the timing and amount of distributions; (vii) determine the information to be provided to the Members; (viii) grant liens and other encumbrances on the Company's assets; (ix) file and settle lawsuits on behalf of the Company; (x) file a petition in bankruptcy; (xi) sell or otherwise dispose of all or substantially all of the Company's business or assets, including but not limited to the Properties or the Company's interest in the Property Companies, in the ordinary course of business or otherwise; (xii) discontinue the business of the Company or any Property Company; and (xiii) dissolve the Company.

5.2.   **Resignation**. A Manager may resign at any time by giving written notice to all of the Members. The resignation of a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager shall not affect his rights as a Member and shall not constitute a withdrawal of a Member.

5.3.   **Standard of Care**. The Manager shall conduct the Company's business using its business judgment.

5.4.   **Appointment of Manager**. In the event of the resignation of a Manager, a new Manager shall be appointed by Members owning a majority of the Percentage Interests.

5.5.   **Restrictions on Members**. Except as expressly provided otherwise in this Agreement, Members who are not also the Manager shall not be entitled to participate in the management or control of the Company, nor shall any such Member hold himself out as having such authority. Unless authorized to do so by the Manager, no attorney-in-fact, employee or other agent of the Company shall have any power or authority to bind the Company in any way, to pledge its credit or to render it liable pecuniarily for any purpose. No Member shall have any power or authority to bind the Company unless the Member has been authorized by the Manager in writing to act as an agent of the Company in accordance with the previous sentence.

5.6.   **Officers**. The Manager may, from time to time, designate one or more persons to serve as officers of the Company, with such titles, responsibilities, compensation, and terms of office as the Manager may designate. Any officer may be removed by the Manager with or without cause. The appointment of an officer shall not in itself create contract rights.

5.7. **Time Commitment**. The Manager shall devote such time to the business and affairs of the Company as the Manager may determine in its sole and absolute discretion.

5.8. **Compensation of Manager and its Affiliates**.

5.8.1. **Acquisition Fee**. The manager shall not be paid an acquisition fee.

5.8.2. **Asset Management Fee**. Each month, the Manager shall be entitled to an asset management fee equal to one 4% of the aggregate capital account balances of the Members on the last day of the previous month.

5.8.3. **Fees for Other Services**. The Manager may engage itself or its affiliates to perform services on behalf of the Company, provided that any compensation paid by the Company for such services shall be (i) fair to the Company, (ii) comparable to the compensation that would be paid to unrelated parties, and (iii) promptly disclosed to all of the Members.

6. **ARTICLE SIX: OTHER BUSINESSES; INDEMNIFICATION; CONFIDENTIALITY**

6.1. **Other Businesses**. Each Member and Manager may engage in any business whatsoever, including a business that is competitive with the business of the Company, and the other Members shall have no interest in such businesses and no claims on account of such businesses, whether such claims arise under the doctrine of "corporate opportunity," an alleged fiduciary obligation owed to the Company or its members, or otherwise.

6.2. **Exculpation and Indemnification**

6.2.1. **Exculpation**.

(a) **Covered Persons**. As used in this section 6.2, the term "Covered Person" means the Manager and its affiliates and the officers, employees, and agents of the Company, acting within the scope of their authority.

(b) **Standard of Care**. No Covered Person shall be liable to the Company for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in the good-faith business judgment of such Covered Person, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c) **Good Faith Reliance**. A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports, or statements (including financial statements and information) of the following persons: (i) another Covered Person; (ii) any attorney, independent accountant, appraiser, or other expert or professional employed or engaged by or on behalf of the Company; or (iii) any other person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Covered Person reasonably believes to be within such other person's professional or expert competence. The preceding sentence shall in no way limit any person's right to rely on information to the extent provided in the Act.

6.2.2. **Liabilities and Duties of Covered Persons**.

(a) **Limitation of Liability**. This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each Member and the Company hereby

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waives any and all fiduciary duties that, absent such waiver, may be implied by applicable law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(b)   **Duties**. Whenever a Covered Person is permitted or required to make a decision, the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other applicable law.

6.2.3.   **Indemnification**.

(a)   **Indemnification**. To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively, "Losses") to which such Covered Person may become subject by reason of any act or omission or alleged act or omission performed or omitted to be performed by such Covered Person on behalf of the Company in connection with the business of the Company; provided, that (i) such Covered Person acted in good faith and in a manner believed by such Covered Person to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (ii) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.

(b)   **Reimbursement**. The Company shall promptly reimburse (and/or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend or defending any claim, lawsuit or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this section 6.2.3; provided, that if it is finally judicially determined that such Covered Person is not

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entitled to the indemnification provided by this section 6.2.3, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(c) **Entitlement to Indemnity**. The indemnification provided by this section 6.2.3 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this section 6.2.3 shall continue to afford protection to each Covered Person regardless whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this section 6.2.3 and shall inure to the benefit of the executors, administrators, and legal representative of such Covered Person.

(d) **Insurance**. To the extent available on commercially reasonable terms, the Company may purchase, at its expense, insurance to cover Losses covered by the foregoing indemnification provisions and to otherwise cover Losses for any breach or alleged breach by any Covered Person of such Covered Person's duties in such amount and with such deductibles as the Manager may determine; provided, that the failure to obtain such insurance shall not affect the right to indemnification of any Covered Person under the indemnification provisions contained herein, including the right to be reimbursed or advanced expenses or otherwise indemnified for Losses hereunder. If any Covered Person recovers any amounts in respect of any Losses from any insurance coverage, then such Covered Person shall, to the extent that such recovery is duplicative, reimburse the Company for any amounts previously paid to such Covered Person by the Company in respect of such Losses.

(e) **Funding of Indemnification Obligation**. Any indemnification by the Company pursuant to this section 6.2.3 shall be provided out of and to the extent of Company assets only, and no Member shall have personal liability on account thereof or shall be required to make additional capital contributions to help satisfy such indemnification obligation.

(f) **Savings Clause**. If this section 6.2.3 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this section 6.2.3 to the fullest extent permitted by any applicable portion of this section 6.3 that shall not have been invalidated and to the fullest extent permitted by applicable law.

6.2.4.   **Amendment**. The provisions of this section 6.2 shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this section is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification or repeal of this section that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Covered Person's prior written consent.

6.2.5.   **Survival**. The provisions of this section 6.2 shall survive the dissolution, liquidation, winding up, and termination of the Company.

6.3.   **Confidentiality**. For as long as he, she, or it owns an interest in the Company and at all times thereafter, no Investor Member shall divulge to any person or entity, or use for his or its own benefit or the benefit of any person, any information of the Company of a confidential or proprietary nature, including, but not limited to (i) financial information; (ii) designs, drawings, plans, and specifications; (iii) the business methods, systems, or practices used by the Company; and (iii) the identity of the Company's Members, customers, or suppliers. The foregoing shall not apply to information that is in the public domain or that an Investor Member is required to disclose by legal process.

7.   **ARTICLE SEVEN: BANK ACCOUNTS; BOOKS OF ACCOUNT; REPORTS**

7.1.   **Bank Accounts**. Funds of the Company may be deposited in accounts at banks or other institutions selected by the Manager. Withdrawals from any such account or accounts shall be made in the Company's name upon the signature of such persons as the Manager may designate. Funds in any such account shall not be commingled with the funds of any Member.

7.2.   **Books and Records of Account**. The Company shall keep at its principal offices books and records of account of the Company which shall reflect a full and accurate record of each transaction of the Company.

7.3.   **Annual Financial Statements and Reports**. Within a reasonable period after the close of each fiscal year, the Company shall furnish to each Member with respect to such fiscal year (i) a statement showing in reasonable detail the computation of the amount distributed under section 4.1, (ii) a balance sheet of the Company, (iii) a statement of income and expenses, and (iv) such information from the Company's annual information return as is necessary for the Members to prepare their Federal, state and local income tax returns. The financial statements of the Company need not be audited by an independent certified public accounting firm unless the Manager so elects.

7.4.   **Reports Required by Law**. If the Company has engaged in an offering exempt from registration under section 4(a)(6) of the Securities Act of 1933, then the Company shall provide all Investor Members (not just those who acquired their Percentage Interests in a particular offering) with information as required by 17 CFR 227.202, in addition to the information required by section 7.3.

7.5.   **Right of Inspection**.

7.5.1.   **In General**. If a Member wishes additional information or to inspect the books and records of the Company for a *bona fide* purpose, the following procedure shall be followed: (i) such Member shall notify the Manager, setting forth in reasonable detail the information requested and the reason for the request; (ii) within sixty (60) days after such a request, the Manager shall respond to the request by either providing the information requested or scheduling a date (not more than 90 days after the initial request) for the Member to inspect the Company's records; (iii) any inspection of the Company's records shall be at the sole cost and expense of the requesting Member; and (iv) the requesting Member shall reimburse the Company for any reasonable costs incurred by the Company in responding to the Member's request and making information available to the Member.

7.5.2.   **Bona Fide Purpose**. The Manager shall not be required to respond to a request for information or to inspect the books and records of the Company if the Manager believes such request is made to harass the Company or the Manager, to seek confidential information about the Company, or for any other purpose other than a *bona fide* purpose.

7.5.3.   **Representative**. An inspection of the Company's books and records may be conducted by an authorized representative of a Member, provided such authorized representative is an attorney or a licensed certified public accountant and is reasonably satisfactory to the Manager.

7.5.4.   **Restrictions**. The following restrictions shall apply to any request for information or to inspect the books and records of the Company:

(a)   No Member shall have a right to a list of the Investor Members or any information regarding the Investor Members.

(b)   Before providing additional information or allowing a Member to inspect the Company's records, the Manager may require such Member to execute a confidentiality agreement satisfactory to the Manager.

(c)   No Member shall have the right to any trade secrets of the Company or any other information the Manager deems highly sensitive and confidential.

(d)   No Member may review the books and records of the Company more than once during any twelve (12) month period.

(e)   Any review of the Company's books and records shall be scheduled in a manner to minimize disruption to the Company's business.

(f)   A representative of the Company may be present at any inspection of the Company's books and records.

(g)   If more than one Member has asked to review the Company's books and records, the Manager may require the requesting Members to consolidate their request and appoint a single representative to conduct such review on behalf of all requested Members.

(h)   The Manager may impose additional reasonable restrictions for the purpose of protecting the Company and the Members.

7.6.   **Tax Matters**.

7.6.1.   **Designation**. The Manager shall be designated as the "tax matters partner" (as defined in Code Section 6231 before it was amended by the Bipartisan Budget Act of 2015 ("BBA")) (the "Tax Matters Partner") and, for tax years beginning on or after January 1, 2018, the "Company representative" (the "Company Representative") as provided in Code section 6223(a) (as amended by the BBA). Any expenses incurred by the Manager in carrying out its responsibilities and duties as Tax Matters Partner or Company Representative shall be an expense of the Company.

7.6.2.   **Examinations and Audits**. The Tax Matters Partner and Company Representative are authorized to represent the Company in connection with all examinations of the affairs of the Company by any taxing authority, including any resulting administrative and judicial proceedings, and to expend funds of the Company for professional services and costs associated therewith. Each Member agrees to cooperate with the Tax Matters Partner and Company Representative and to do or refrain from doing any or all things reasonably requested by the Tax Matters Partner or Company Representative with respect to

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the conduct of examinations by taxing authorities and any resulting proceedings. Each Partner agrees that any action taken by the Tax Matters Partner or Company Representative in connection with audits of the Company shall be binding upon such Partners and that such Member shall not independently act with respect to tax audits or tax litigation affecting the Company. The Tax Matters Partner and Company Representative shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Partners) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority.

7.6.3.   **Elections and Procedures**. In the event of an audit of the Company that is subject to the Company audit procedures enacted under section 1101 of the BBA (the "BBA Procedures"), the Company Representative, in its sole discretion, shall have the right to make any and all elections and to take any actions that are available to be made or taken by the Company Representative or the Company under the BBA Procedures (including any election under Code section 6226 as amended by the BBA). If an election under Code section 6226(a) (as amended by the BBA) is made, the Company shall furnish to each Member for the year under audit a statement of the Member's share of any adjustment set forth in the notice of final Company adjustment, and each Partner shall take such adjustment into account as required under Code section 6226(b) (as amended by the BBA).

7.6.4.   **Tax Returns and Tax Deficiencies**. Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign or other income tax return with the treatment of the item on the Company's return. Any deficiency for taxes imposed on any Member (including penalties, additions to tax or interest imposed with respect to such taxes and any tax deficiency imposed pursuant to Code section 6226 as amended by the BBA) will be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member.

7.6.5.   **Tax Returns**. The Manager shall cause to be prepared and timely filed all tax returns required to be filed by or for the Company.

8.   **ARTICLE EIGHT: TRANSFERS OF SHARES**

8.1.   **Voluntary Transfers**.

8.1.1.   **Generally**. No Investor Member shall sell, transfer, assign or encumber all or any portion of his or its Shares, with or without consideration, without the prior written consent of the Manager, which may be withheld in the sole discretion of the Manager. In the event a Member proposes to transfer all or portion of his or its Shares, the Manager may impose reasonable conditions including but not limited to: (i) the transferee shall execute a counterpart of this Agreement; (ii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iii) the transferor and transferee shall together reimburse the Company for any reasonable expenses they incur in connection with the transfer or encumbrance, including attorneys' fees.

8.1.2.   **Prohibited Transfers**. No transfer of Shares shall be permitted if, in the judgment of the Manager, such transfer would (i) cause the Company to be treated as a publicly traded partnership as defined in Section 7704 of the Code, (ii) result in "benefit plan Investors" (as such term is defined in regulations issued by the Treasury Department) holding, in the aggregate, Twenty Five Percent (25%) or more of the value of any class of equity interests in the Company, or (iii) together with other transfers within the preceding twelve (12) months, result in the termination of the Company under section 708 of the Code.

8.1.3. **First Right of Refusal**.

(a) **In General**. In the event an Investor Member (the "<u>Selling Member</u>") receives an offer from a third party to acquire all or a portion of his, her, or its Percentage Interest (the "<u>Transfer Interest</u>"), then he, she, or it shall notify the Sponsor, specifying the Percentage Interest to be purchased, the purchase price, the approximate closing date, the form of consideration, and such other terms and conditions of the proposed transaction that have been agreed with the proposed purchaser (the "<u>Sales Notice</u>"). Within thirty (30) days after receipt of the Sales Notice the Sponsor shall notify the Selling Member whether the Sponsor (or a person designated by the Sponsor) elects to purchase the entire Transfer Interest on the terms set forth in the Sales Notice.

(b) **Special Rules**. The following rules shall apply for purposes of this section:

(1) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, the Selling Member may proceed with the sale to the proposed purchaser, subject to section 8.1.1.

(2) If the Sponsor elects to purchase the Transfer Interest, it shall do so within thirty (30) days.

(3) If the Sponsor elects not to purchase the Transfer Interest, or fails to respond to the Sales Notice within the thirty (30) day period described above, and the Selling Member and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Member and the purchaser shall be treated as a new offer and shall again be subject to this section.

(4) If the Sponsor elects to purchase the Transfer Interest in accordance with this section, such election shall have the same binding effect as the then-current agreement between the Selling Member and the proposed purchaser. Thus, for example, if the Selling Member and the purchaser have entered into a non-binding letter of intent but have not entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a non-binding letter of intent with the Selling Member. Conversely, if the Selling Member and the purchaser have entered into a binding definitive agreement, the election of the Sponsor shall have the effect of a binding definitive agreement. If the Selling Member and the Sponsor are deemed by this subsection to have entered into only a non-binding letter of intent, neither shall be bound to consummate a transaction if they are unable to agree to the terms of a binding agreement.

8.1.4. **Admission of Transferee**. Any permitted transferee of Shares shall be admitted to the Company as a Member on the date agreed by the transferor, the transferee, and the Manager.

8.1.5. **Exempt Transfers**. The following transactions shall be exempt from the provisions of

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section 8.1:

(a)   A transfer to or for the benefit of any spouse, child or grandchild of an Investor Member, or to a trust for their exclusive benefit;

(b)   Any transfer pursuant to an effective registration statement filed by the Company under the Securities Act of 1933, as amended; and

(c)   The sale of all or substantially all of the interests of the Company (including pursuant to a merger or consolidation);

(i) shall remain subject to this Agreement, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (iii) the transferred Shares shall not thereafter be transferred further in reliance on section 8.1.5(a).

8.1.6.   **Application to Certain Entities**. In the case of an Investor Member that is a Special Purpose Entity, the restrictions set forth in section 8.1 shall apply to indirect transfers of interests in the Company by transfers of interests in such entity (whether by transfer of an existing interest or the issuance of new interests), as well as to direct transfers. A "Special Purpose Entity" means (i) an entity formed or availed of principally for the purpose of acquiring or holding an interest in the Company, and (ii) any entity if the purchase price of its interest in the Company represents at least seventy percent (70%) of its capital.

8.1.7.   **Other Transfers Void**. Transfers in contravention of this section shall be null, void and of no force or effect whatsoever, and the Members agree that any such transfer may and should be enjoined.

8.2.   **Death, Insolvency, Etc**. Neither the death, disability, bankruptcy, or insolvency of a Member, nor the occurrence of any other voluntary or involuntary event with respect to a Member, shall give the Company or any Member the right to purchase such Member's Shares, nor give the Member himself (or his heirs, assigns, or representatives) the right to sell such Shares to the Company or any other Member. Instead, such Member or his heirs, assigns, or legal representatives shall remain a Member subject to the terms and conditions of this Agreement.

8.3.   **Incorporation**. If the Manager determines that the business of the Company should be conducted in a corporation rather than in a limited liability company, whether for tax or other reasons, each Member shall cooperate in transferring the business to a newly-formed corporation and shall execute such agreements as the Manager may reasonably determine are necessary or appropriate, consistent with the terms of this Agreement. In such event each Member shall receive stock in the newly-formed corporation equivalent to his or its Shares.

8.4.   **Drag-Along Right**. In the event the Manager approves a sale or other disposition of all of the interests in the Company, then, upon notice of the sale or other disposition, each Member shall execute such documents or instruments as may be requested by the Manager to effectuate such sale or other disposition and shall otherwise cooperate with the Manager. The following rules shall apply to any such sale or other disposition: (i) each Investor Member shall represent that he, she, or it owns his or its Shares free and clear of all liens and other encumbrances, that he, she, or it has the power to enter into the transaction, and whether he, she, or it is a U.S. person, but shall not be required to make any other representations or warranties; (ii) each Investor Member shall grant to the Manager a power of attorney to act on behalf of such Investor Member in connection with such sale or other disposition; and (iii) each Investor Member shall receive, as consideration for such sale or other disposition, the same amount he, she, or it would have received had all or substantially all of the assets of the Company been sold and the net proceeds distributed in liquidation of the Company.

8.5.   **Waiver of Appraisal Rights**. Each Member hereby waives any contractual appraisal rights such Member may otherwise have pursuant to 6 Del. C. §18-210 or otherwise, as well as any "dissenter's rights."

8.6.   **Withdrawal**. An Investor Member may withdraw from the Company by giving at least ninety (90) day's notice to the Manager. The withdrawing Investor Member shall be entitled to no distributions or payments from Company on account of his withdrawal, nor shall he be indemnified against liabilities of Company. For purposes of this section, an Investor Member who transfers his Shares pursuant to (i) a transfer permitted under section 8.1, or (ii) an involuntary transfer by operation of law, shall not be treated as thereby withdrawing from Company.

9.   **ARTICLE NINE: DISSOLUTION AND LIQUIDATION**

9.1.   **Dissolution**. The Company shall be dissolved only upon (i) the determination of the Manager to dissolve, or (ii) the entry of a judicial decree of dissolution. Dissolution shall be effective on the date designated by the Manager, but the Company shall not terminate until liquidation of the Company has been completed in accordance with the provisions of section 9.2.

9.2.   **Liquidation**.

9.2.1.   **Generally**. If the Company is dissolved, the Company's assets shall be liquidated, and no further business shall be conducted by the Company except for such action as shall be necessary to wind-up its affairs and distribute its assets to the Members pursuant to the provisions of this Article Nine. Upon such dissolution, the Manager shall have full authority to wind-up the affairs of the Company and to make final distribution as provided herein.

9.2.2.   **Distribution of Assets**. After liquidation of the Company, the assets of the Company shall be distributed as set forth in Article Four.

9.2.3.   **Distributions In Kind**. The assets of the Company shall be liquidated as promptly as possible so as to permit distributions in cash, but such liquidation shall be made in an orderly manner so as to avoid undue losses attendant upon liquidation. In the event that in the Manager' opinion complete liquidation of the assets of the Company within a reasonable period of time proves impractical, assets of the Company other than cash may be distributed to the Members in kind but only after all cash and cash-equivalents have first been distributed and after the Pre-Distribution Adjustment.

9.2.4.   **Statement of Account**. Each Member shall be furnished with a statement prepared by the Company's accountants, which shall set forth the assets and liabilities of the Company as of the date of complete liquidation, and the capital account of each Member immediately prior to any distribution in liquidation.

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10. **ARTICLE TEN: POWER OF ATTORNEY**

10.1.   **In General**. The Manager shall at all times during the term of the Company have a special and limited power of attorney as the attorney-in-fact for each Investor Member, with power and authority to act in the name and on behalf of each such Investor Member, to execute, acknowledge, and swear to in the execution, acknowledgement and filing of documents which are not inconsistent with the provisions of this Agreement and which may include, by way of illustration but not by limitation, the following:

10.1.1.   This Agreement and any amendment of this Agreement authorized under section 11.1;

10.1.2.   Any other instrument or document that may be required to be filed by the Company under the laws of any state or by any governmental agency or which the Manager shall deem it advisable to file;

10.1.3.   Any instrument or document that may be required to affect the continuation of the Company, the admission of new Members, or the dissolution and termination of the Company; and

10.1.4.   Any and all other instruments as the Manager may deem necessary or desirable to effect the purposes of this Agreement and carry out fully its provisions.

10.2.   **Terms of Power of Attorney**. The special and limited power of attorney of the Manager (i) is a special power of attorney coupled with the interest of the Manager in the Company, and its assets, is irrevocable, shall survive the death, incapacity, termination or dissolution of the granting Investor Member, and is limited to those matters herein set forth; (ii) may be exercised by the Manger by an through one or more of the officers of the Manager for each of the Investor Members by the signature of the Manager acting as attorney-in-fact for all of the Investor Members, together with a list of all Investor Members executing such instrument by their attorney-in-fact or by such other method as may be required or requested in connection with the recording or filing of any instrument or other document so executed; and (iii) shall survive an assignment by an Investor Member of all or any portion of his, her or its Percentage Interest except that, where the assignee of the Percentage Interest owned by the Investor Member has been approved by the Manager for admission to the Company, the special power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument or document necessary to effect such substitution.

10.3.   **Notice to Investor Members**. The Manager shall promptly furnish to each Investor Member a copy of any amendment to this Agreement executed by the Manger pursuant to a power of attorney from such Investor Member.

11. **ARTICLE ELEVEN: MISCELLANEOUS**

11.1.   **Amendments**.

11.1.1.   **Amendments by Manager.** The Manager may amend this Agreement without the consent of the Investor Members, including, without limitation, to (i) correct typographical mistakes; (ii) reflect the admission of additional Members; and (iii) comply with applicable law.

11.1.2.   **Limitation.** Notwithstanding section 11.1.1, without the consent of each affected Investor Member, the Manager may not adopt any amendment that would (i) amend this section 11.1.2,

(ii) require any Investor Member to make additional Capital Contributions, (iii) impose personal liability on any Investor Member, (iv) change an Investor Member's share of distributions relative to other Members who are Investor Members on the date hereof, or (v) give Sponsor itself a superior right to distributions vis-à-vis the Investor Members than is currently provided in Article Four.

11.2.   **Waivers**. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

11.3.   **Assignment by Sponsor**. Sponsor may assign its Percentage Interest and its interest in this Agreement to any other entity controlled by or under common control with Sponsor.

11.4.   **Notices**. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given by electronic mail with transmission acknowledgment, to the principal business address of the Company, if to the Company or the Manager, to the email address of an Investor Member provided by such Investor Member, or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section.

11.5.   **Electronic Delivery**. Each Member hereby agrees that all communications with the Company, including all tax forms, shall be via electronic delivery.

11.6.   **Governing Law**. This Agreement shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Each Member hereby (i) consents to the personal jurisdiction of the Delaware courts or the Federal courts located in Delaware, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Member, (iv) consents to service of process by notice sent by regular mail to the address set forth on Schedule A and/or by any means authorized by Delaware law, and (v) if such Member is not otherwise subject to service of process in Delaware, agrees to appoint and maintain an agent in Delaware to accept service, and to notify the Company of the name and address of such agent.

11.7.   **Waiver of Jury Trial**. Each Member acknowledges and agrees that any controversy that may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each Member irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement.

11.8.   **Signature in Counterparts**. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

11.9.   **Signature by Facsimile or Email**. An original signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

11.10.   **No Third-Party Beneficiaries**. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

11.11.   **Binding Effect**. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

11.12. **Titles and Captions**. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

11.13. **Pronouns and Plurals**. All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular or plural as the identity of the person or persons may require.

11.14. **Execution by Investor Members**. It is anticipated that this Agreement will be executed by Investor Members through the execution of a separate Investment Agreement.

11.15. **Days**. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

11.16. **Entire Agreement**. This Agreement constitutes the entire agreement among the parties with respect to its subject matter and supersedes all prior agreements and understandings.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

LAKE NOIRE LEGACY HOLDINGS, LLC

By: Oakwood Legacy Holdings LLC, As Manager

By /s/ Scottie Smith II_____

Scottie Smith II, Manager

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EXHIBIT E: SUMMARY OF THE LLC AGREEMENT

Overview

The following summarizes some of the most important provisions of the Company's Limited liability company Agreement, or "LLC Agreement." This summary is qualified in its entirety by the actual LLC Agreement, which is attached to this Form C.

Formation and Ownership

The Company was formed in Delaware pursuant to the Delaware Limited liability company Act.

Initially, the Company will be owned only by the Manager and by the Investors. In the future, if more capital is required, the Manager could admit additional owners.

In this summary, the owners of the Company are referred to as "Members."

Management

The Company and its business will be managed by the Manager, which has complete discretion over all aspects of the Company's business. For example, the Manager may (i) admit new Members to the Company; (i) sell or refinance the project; (iii) change the name or characteristics of the project; (iv) determine the timing and amount of distributions; and (v) determine the information to be provided to the Members.

Obligation to Contribute Capital

After an Investor pays for his, her, or its Investor Shares, the Investor will not be required to make any further contributions to the Company. However, if an Investor or other Member has received a distribution from the Company wrongfully or by mistake, the Investor might have to pay it back.

Personal Liability

No Investor will be personally liable for any of the debts or obligations of the Company.

Distributions

Distributions from the Company will be made in the manner described in disclosure items §227.201(m) – Terms of the Securities.

If additional Members are admitted to the Company in the future, they might have rights to distributions that are superior to the rights of Investors.

Transfers

No Member may transfer his, her, or its Investor Shares without the consent of the Manager. The only exceptions are for certain transfers to family members.

If a Member wants to sell his, her, or its Investor Shares, they must first be offered to the Manager.

Death, Disability, Etc.

If a Member should die or become incapacitated, he, her, or its successors will continue to own the Investor Shares.

Fees to Manager and Affiliates

The Manager and its affiliates will be entitled to certain fees and distributions described in disclosure item §227.201(r) – Transactions Between the Company and "Insiders".

"Drag-Along" Right

If the Manager wants to sell the Company's business, it may affect the transaction as a sale of the Company's assets or as a sale of all the interests in the Company. In the latter case, Investors will be required to sell their Investor Shares as directed by the Manager, receiving the same amount they would have received had the transaction been structured as a sale of assets.

Exculpation and Indemnification

The LLC Agreement seeks to protect the Manager from legal claims made by Members to the maximum extent permitted by law. For example, it provides that the Manager (i) is not subject to any fiduciary obligations to the Members; (ii) will not be liable for any act or omission that does not constitute fraud or willful misconduct; and (iii) will be indemnified against most claims arising from its position as the Manager of the Company.

Rights to Information

Each year, the Company will provide the Members with (i) a statement showing in reasonable detail the computation of the amount distributed to the Members; (ii) a balance sheet of the Company; (iii) a statement of the Company's income and expenses; and (iv) information for Members to prepare their income tax returns. A Member's right to see additional information or inspect the books and records of the Company is limited by the LLC Agreement.

Power of Attorney

Each Member grants to the Manager a limited power of attorney to execute documents relating to the Company.

Electronic Delivery

All documents, including all tax-related documents, will be transmitted by the Company to the Members via electronic delivery.

Distributions to Pay Tax Liability

The Company will generally be treated as a "pass-through entity" for Federal and State tax purposes. This means that the income of the Company, if any, will be reported on the personal tax returns of the Members. For any year in which the Company reports taxable income or gains, it will try to distribute at least enough money for the Members to pay their associated tax liabilities.

Amendment

The Manager has broad discretion to amend the Operating Agreement without the consent of Members, including amendments to correct typographical errors; to reflect the admission of additional Members; to change the Company's business plan; and to comply with applicable law. However, without the consent of each affected Member, the Manager may not adopt any amendment that would: (i) require a Member to make additional capital contributions; (ii) impose personal liability on any Member; (iii) change a Member's share of distributions relative to other Members; or (iv) change a Member's share of distributions relative to the Manager.

EXHIBIT F: FEDERAL INCOME TAX CONSEQUENCES

Overview

The following summarizes some of the Federal income tax consequences of acquiring an LLC Interest. This summary is based on the Internal Revenue Code (the "Code"), regulations issued by the Internal Revenue Service ("Regulations"), and administrative rulings and court decisions, all as they exist today. The tax laws, and therefore the Federal income tax consequences of acquiring an LLC Interest, could change in the future.

This is only a summary, applicable to a generic Investor. Your personal situation could differ. We encourage you to consult with your own tax advisor before investing.

Classification as a Partnership

The Company will be treated as a partnership for Federal income tax purposes. If the Company were treated as a corporation and not as a partnership, the operating profit or gain on sale of the project would generally be subject to two levels of Federal income taxation. This would substantially reduce the economic return to Investors.

Federal Income Taxation of the Company and its Owners

Because it is treated as a partnership, the Company itself will not be subject to Federal income taxes. Instead, each Investor will be required to report on his, her, or its personal Federal income tax return his, her, or its distributive share of the Company's income, gains, losses, deductions and credits for the taxable year, whether or not actual distributions of cash or other property are made. Each Investor's distributive share of such items will be determined in accordance with the LLC Agreement.

Deduction of Losses

Each Investor may deduct his, her, or its allocable share of the Company's losses, if any, subject to the basis limitations of Code §704(d), the "at risk" rules of Code §465, and the "passive activity loss" rules of Code §469. Unused losses generally may be carried forward indefinitely. The use of tax losses generated by the Company against other income may not provide a material benefit to Investors who do not have taxable passive income from other passive activities.

20% Deduction for Pass-Through Entities

Because the Company will be treated as a partnership for Federal income tax purposes, Investors might be entitled to deduct up to 20% of the amount of taxable income and gains allocated to them by the Company. Investors should consult with their personal tax advisors concerning the availability of this deduction in their personal tax circumstances.

Tax Basis

Code §704(d) limits an Investor's loss to his, her, or its tax "basis" in his, her, or its Interest. An Investor's tax basis will initially equal his, her, or its capital contribution (i.e., the purchase price for the Interest). Thereafter, the Investor's basis generally will be increased by further capital contributions made by the Investor, his, her, or its allocable share of the Company's taxable and tax-exempt income, and his, her, or its share of certain liabilities of the Company. The Investor's basis generally will be decreased by the amount of any distributions he, she, or it receives, his, her, or its allocable share of the Company's losses and deductions, and any decrease in his, her, or its share of the Company's liabilities.

Limitations of Losses to Amounts at Risk

In the case of certain taxpayers, Code §465 limits the deductibility of losses from certain activities to the amount the taxpayer has "at risk" in the activities. An Investor subject to these rules will not be permitted to deduct his, her, or its allocable share of the Company's losses to the extent the losses exceed the amount the Investor is considered to have at risk in the Company. If an Investor's at-risk amount should fall below zero, he, she, or it would generally be required to "recapture" such amount by reporting additional income. An Investor generally will be considered at risk to the extent of his, her, or its cash contribution (i.e., the purchase price for the Interest), his, her, or its basis in other contributed property, and his, her, or its personal liability for repayments of borrowed amounts. The Investor's amount at risk will generally be increased by further contributions and his, her, or its allocable share of the Company's income, and decreased by distributions he, she, or it receives and his, her, or its allocable share of the Company's losses. With respect to amounts borrowed for investment in the Company, an Investor will not be considered to be at risk even if he, she, or it is personally liable for repayment if the borrowing was from a person who has certain interests in the Company other than an interest as a creditor. In all events, an Investor will not be treated as at risk to the extent his, her, or its investment is protected against loss through guarantees, stop-loss agreements or other similar arrangements.

Limitations on Losses from Passive Activities

In the case of certain taxpayers, Code §469 generally provides for a disallowance of any loss attributable to "passive activities" to the extent the aggregate losses from all such passive activities exceed the aggregate income of the taxpayer from such passive activities. Losses that are disallowed under these rules for a given tax year may be carried forward to future years to be offset against passive activity income in such future years. Furthermore, upon the disposition of a taxpayer's entire interest in any passive activity, if all gain or loss realized on such disposition is recognized, and such disposition is not to a related party, any loss from such activity that was not previously allowed as a deduction and any loss from the activity for the current year is allowable as a deduction in such year, first against income or gain from the passive activity for the taxable year of disposition, including any gain recognized on the disposition, next against net income or gain for the taxable year from all passive activities and, finally, against any other income or gain.

The Company will be treated as a passive activity to Investors. Hence, Investors generally will not be permitted to deduct their losses from the Company except to the extent they have income from other passive activities. Similarly, tax credits arising from passive activity will be available only to offset tax from passive activity. However, all such losses, to the extent previously disallowed, will generally be deductible in the year an Investor disposes of his, her, or its Investor Shares in a taxable transaction.

47

Limitation on Capital Losses

An Investor who is an individual may deduct only $3,000 of net capital losses every year (that is, capital losses that exceed capital gains). Net capital losses in excess of $3,000 per year may generally be carried forward indefinitely.

Limitation on Investment Interest

Interest that is characterized as "investment interest" generally may be deducted only against investment income. Investment interest would include, for example, interest paid by an Investor on a loan that was incurred to purchase LLC Shares and interest paid by the Company to finance investments, while investment income would include dividends and interest but would not generally include long term capital gain. Thus, it is possible that an Investor would not be entitled to deduct all of his, her, or its investment interest. Any investment interest that could not be deducted may generally be carried forward indefinitely.

Treatment of Liabilities

When the Company borrows money or otherwise incurs indebtedness, the amount of the liability will be allocated among all of the Investors in the manner prescribed by the Regulations. In general (but not for purposes of the "at risk" rules) each Investor will be treated as having contributed cash to the Company equal to his, her, or its allocable share of all such liabilities. Conversely, when an Investor's share of liabilities is decreased (for example, if the Company repays loans or an Investor disposes of his, her, or its Interest) then the Investor will be treated as having received a distribution of cash equal to the amount of such decrease.

Allocations of Profits and Losses

The profits and losses of the Company will be allocated among all the owners of the Company, including Investors, in the manner described in the LLC Agreement. In general, it is intended that profits and losses will be allocated in a manner that corresponds with the distributions each Investor is entitled to receive; *i.e.*, so that tax allocations follow cash distributions. Such allocations will be respected by the IRS if they have "substantial economic effect" within the meaning of Code §704(b). If they do not, the IRS could re-allocate items of income and loss.

Sale or Exchange of Investor Shares

In general, the sale of Investor Shares by an Investor will be treated as a sale of a capital asset. The amount of gain from such a sale generally will be equal to the difference between the selling price and the Investor's basis. Such gain will generally be eligible for favorable long-term capital gain treatment if the Investor Shares have been held for at least 12 months. However, to the extent any of the sale proceeds are attributable to substantially appreciated inventory items or unrealized receivables, as defined in Code §751, the Investor will recognize ordinary income.

If, as a result of a sale of a Investor Shares, an Investor's share of liabilities is reduced, such Investor could recognize a tax liability greater than the amount of cash received in the sale.

Code §6050K requires any Investor who transfers Investor Shares at a time when the Company has unrealized receivables or substantially appreciated inventory items to report such transfer to the Company. For these purposes, "unrealized receivables" includes depreciation subject to "recapture" under Code §1245 or Code §1250. If so notified, the Company must report the identity of the transferor and transferee to the IRS, together with other information described in the Regulations. Failure by an Investor to report a transfer covered by this provision may result in penalties.

A gift of Investor Shares will be taxable if the donor-Investor's share of liabilities is greater than his, her, or its adjusted basis in the gifted Investor Shares. The gift could also give rise to Federal gift tax liability. If the gift is made as a charitable contribution, the donor-Investor is likely to realize gain greater than would be realized with respect to a non-charitable gift, since in general the Investor will not be able to offset the entire amount of his, her, or its adjusted basis in the donated Investor Shares against the amount considered to be realized as a result of the gift (*i.e.*, the Company's debt).

Transfer of Investor Shares by reason of death would not in general be a taxable event, although it is possible that the IRS would treat such a transfer as taxable where the deceased Investor's share of liabilities exceeds his or her pre-death basis in his or her Investor Shares. The deceased Investor's transferee will get a basis in the Investor Shares equal to their fair market value at death (or, in certain circumstances, on the date six (6) months after death), increased by the transferee's share of liabilities. For this purpose, the fair market value will not include the decedent's share of Company taxable income to the extent attributable to the pre-death portion of the taxable year.

Treatment of Distributions

Upon the receipt of any distribution or cash or other property, including a distribution in liquidation of the Company, an Investor generally will recognize income only to the extent that the amount of cash and marketable securities he, she, or it receives exceeds his, her, or its basis in the Investor Shares. Any such gain generally will be considered as gain from the sale of the Investor Shares.

Alternative Minimum Tax

The Code imposes an alternative minimum tax on individuals and corporations. Certain items of the Company's income and loss may be required to be taken into account in determining the alternative minimum tax liability of Investors.

Taxable Year

The Company will report its income and losses using the calendar year. In general, each Investor will report his, her, or its share of income and losses for the taxable year of such Investor that includes December 31st; *i.e.*, the calendar year for individuals and other Investors using the calendar year.

Section 754 Election

The Company may, but is not required to, make an election under Code §754 on the sale of Investor Shares or the death of an Investor. The result of such an election is to increase or decrease the tax basis of the Company's assets for purposes of allocations made to the buyer or beneficiary that would, in turn, affect depreciation deductions and gain or loss on sale, among other items.

Unrelated Business Taxable Income for Tax-Exempt Investors

A church, charity, pension fund, or other entity that is otherwise exempt from Federal income tax must nevertheless pay tax on "unrelated business taxable income." In general, interest and gains from the sale of property (other than inventory) are not treated as unrelated business taxable income. However, interest and gains from property that was acquired in whole or in part with the proceeds of indebtedness may be treated as unrelated business taxable income. Because the Company intends to borrow money to acquire the project and may borrow additional funds in the future, some of the income of the Company could be subject to tax in the hands of tax-exempt entities.

Tax Returns and Tax Information; Audits; Penalties; Interest

The Company will furnish each Investor with the information needed to be included in his, her, or its Federal income tax returns. Each Investor is personally responsible for preparing and filing all personal tax returns that may be required as a result of his, her, or its purchase (or ownership) of Investor Shares. The Company's tax returns will be prepared by accountants selected by the Company.

If the Company's tax returns are audited, it is possible that substantial legal and accounting fees will have to be paid to substantiate the Company's reporting position on its returns and such fees would reduce the cash otherwise distributable to Investors. Such an audit may also result in adjustments to the Company's tax returns, which adjustments, in turn, would require an adjustment to each Investor's personal tax return. An audit of the Company's tax returns may also result in an audit of non-Company items on each Investor's personal tax returns, which could result in adjustments to such items. The Company is not obligated to contest adjustments proposed by the IRS.

Each Investor must either report Company items on his, her, or its tax return consistent with the treatment on the Company's information return or file a statement with his, her, or its tax return identifying and explaining the inconsistency. Otherwise the IRS may treat such inconsistency as a computational error and re-compute and assess the tax without the usual procedural protections applicable to Federal income tax deficiency proceedings.

The Manager will be treated as the "tax matters partner" of the Company and will generally control all proceedings with the IRS.

The Code imposes interest and a variety of potential penalties on underpayments of tax.

Other Tax Consequences

The foregoing discussion addresses only selected issues involving Federal income taxes, and does not address the impact of other taxes on an investment in the Company, including Federal estate, gift, or generation-skipping taxes, or State and local income or inheritance taxes. Prospective Investors should consult their own tax advisors with respect to such matters.

EXHIBIT G: FINANCIAL STATEMENTS

 04 / 18 / 2023

I, Scottie Smith II, certify that:

1. The financial statements of Lake Noire Legacy Holdings, LLC included in this Form are true and complete in all material respects; and
2. Since Lake Noire Legacy Holdings, LLC was formed on December 7, 2021, one tax return, for the tax year 2022, has been filed.

Lake Noire Legacy Holdings, LLC

By: Oakwood Legacy Holdings, LLC, the Manager

By _____

Scottie Smith II, Managing Member

Lake Noire Legacy Holdings, LLC
Balance Sheet
As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
LAKE NOIRE LEGACY HOLDINGS CASH ACCOUNT	29,250.00
Total Bank Accounts	$ 29,250.00
Total Current Assets	$ 29,250.00
Fixed Assets	
Land	940,000.00
Work in Progress (WIP)	326,750.00
TOTAL ASSETS	$ 1,296,000.00
LIABILITIES AND EQUITY	
Liabilities	
Total Long-Term Liabilities	$ -
Total Liabilities	$ -
Equity	
REG CF Crowdfund Equity	356,000.00
Unrealized Property Equity	940,000.00
Total Equity	$ 1,296,000.00
TOTAL LIABILITIES AND EQUITY	$ 1,296,000.00

Lake Noire Legacy Holdings
Profit and Loss
As of December 31, 2022

	Total
Income	0.00
Total Income	
Cost of Goods Sold	
Supplies & Materials - COGS	0.00
Total Cost of Goods Sold	$ -
Gross Profit	$ -
Expenses	
Utilities	0.00
Total Expenses	$ -
Net Operating Income	$ -
Net Income	$ -

Lake Noire Legacy Holdings
Statement of Cash Flows
January - December 2022

	Total
OPERATING ACTIVITIES	
Net Income	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 0.00**
Net cash provided by operating activities	**$ 0.00**
INVESTING ACTIVITIES	
Property - Work In Progress	-326,750.00
Net cash provided by investing activities	**-$ 326,750.00**
FINANCING ACTIVITIES	
Partner Contributions - NSSCSMALL	356,000.00
Net cash provided by financing activities	**$ 356,000.00**
Net cash increase for period	**$ 29,250.00**
Cash at beginning of period	0.00
Cash at end of period	**$ 29,250.00**

Title	formcar_lakenoire_forsignature
File name	formcar_lakenoire_forsignature.pdf
Document ID	6630182bb1c09d0ca0be3d7d1ddaee0f07cb65cc
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**04 / 18 / 2023** 13:30:18 UTC	Sent for signature to Scottie Smith II (ssmith@scottie-smith.com) from eve@nowall.com IP: 71.182.205.14
VIEWED	**04 / 18 / 2023** 13:32:34 UTC	Viewed by Scottie Smith II (ssmith@scottie-smith.com) IP: 72.131.213.139
SIGNED	**04 / 18 / 2023** 13:32:47 UTC	Signed by Scottie Smith II (ssmith@scottie-smith.com) IP: 72.131.213.139
COMPLETED	**04 / 18 / 2023** 13:32:47 UTC	The document has been completed.